NO ACT

PE
1-5-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005735

February 15, 2011

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-15-11

Re: Ford Motor Company
Incoming letter dated January 5, 2011

Dear Mr. Sherry:

This is in response to your letter dated January 5, 2011 concerning the shareholder proposal submitted to Ford by Trillium Asset Management Corporation on behalf of Michael Lazarus. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Shelly Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

February 15, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 5, 2011

The proposal requests that Ford prepare a report concerning political contributions that contains information specified in the proposal.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Ford's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 5, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted on behalf of Michael Lazarus

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2011.

Ms. Shelley Alpern, Vice President of Trillium Asset Management Corporation, submitted a shareholder proposal on behalf of Mr. Michael Lazarus (the "Proponent") for inclusion in the 2011 Proxy Materials. The Proposal requests that the Company provide a semi-annual itemized report of the Company's direct and indirect political contributions and the policy, procedures, and participants involved in making such contributions (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2011 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2011 Proxy Materials.

The Proposal Substantially Duplicates a Proposal to be Included in the Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if it substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Staff has consistently declined to recommend enforcement action against companies that exclude a proposal where its principal thrust or focus is substantially the same as a proposal to be included in the proxy materials, even though the proposals may differ somewhat in terms and breadth.

The Proposal was received via facsimile transmission at 4:30 p.m. on December 1, 2010. The Company also received a proposal from Mrs. Evelyn Y. Davis, which was received by Ford's Office of the Chairman at 12:56 p.m. on June 17, 2010 (see Exhibit 2; the "Prior Proposal"). The Prior Proposal requests that the Company publish a detailed statement setting forth the amount and recipient of each of the Company's direct and indirect political contributions made in the immediately preceding fiscal year, with updates to be published annually. As noted above, the Proposal requests that the Company provide a semi-annual itemized report setting forth the amount and recipient of each of the Company's direct and indirect political contributions and the policy, procedures, and participants involved in making such contributions. The Company intends to include the Prior Proposal in its 2011 Proxy Materials.

The principal thrust and focus of each of the proposals is to report certain details of the Company's political spending. Moreover, there is significant commonality in the specifics of the Proposal and the specifics of the Prior Proposal. Each of the Proposal and the Prior Proposal would require the public disclosure of: (i) direct and indirect contributions to any political campaign or in support of or against any election or referendum; (ii) the amounts of the contributions; and (iii) the recipients of the contributions. Both proposals are supported by statements about shareholder interest in the Company's political spending transparency. The Proposal and the Prior Proposal differ only in certain of the report details requested, the reporting frequency, and how the report is to be made public (on the Company's website rather than in newspapers).

Two proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). In granting No-Action Requests under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where the proposals differ in terms and scope. The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See Release No. 34-12999* (November 22, 1976).

In *ExxonMobil Corp.* (March 19, 2010), the Staff permitted omission of a proposal requesting the company's board to report how a reduction in demand for fossil fuel in the next 20 years could be lower than company expectations and the impact on the company's long-term strategic plan because it substantially duplicated a prior proposal that asked the company's board to report the financial risks of climate change and "its impacts on shareholder value in the short, medium, and long-term." Even though the breadth and terms of the proposals differed, the primary focus of the proposals was the same and, therefore, omission was allowed as substantially duplicative.

In *General Motors Corporation* (April 5, 2007), the Staff permitted omission of a proposal that requested the company to provide a report disclosing GM's policies and procedures for political contributions and expenditures because a previously submitted proposal requested GM to publish a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation. Although the later proposal was more comprehensive and requested disclosure even of indirect contributions made through trade associations, the Staff agreed that it was substantially duplicative of the prior proposal.

On almost identical facts to those here, the Staff has allowed a proposal to be excluded as substantially duplicative where both the proposal and the prior proposal requested disclosure of the company's political contributions. In *Lehman Brothers Holdings, Inc.* (January 12, 2007), the Staff agreed that the company may exclude a proposal that requested the company to publish on its website a semi-annual report of its policies and procedures for political contributions and expenditures made with corporate funds and the details of the political contributions and expenditures made by the company. The staff agreed that the proposal was substantially duplicative of a prior proposal to be included in the company's proxy materials that requested the company to publish an annual detailed report of the company's political contributions and expenditures in newspapers of general circulation. See also, *Bank of America Corporation* (February 14, 2006) (proposal requesting the company disclose on its website its policies and procedures for political contributions in semi-annual reports that include details of political contributions made by the company was substantially duplicative of a proposal requesting annual reports of the company's political contributions published in newspapers of general circulation).

See also, Ford Motor Company (February 29, 2008) (proposal requesting the Company to adopt publicly quantitative goals to reduce greenhouse gas emissions from the Company's products and operations and report plans to achieve the goals was substantially similar to a proposal requesting an independent board committee to assess and report on the steps the Company is taking to meet new fuel economy and greenhouse gas emission standards for its products); *JPMorgan Chase & Co.* (March 5, 2007) (proposal that urged the Board to adopt a policy whereby at least 50% of future equity compensation be performance-based was substantially similar to a proposal requesting that the company's compensation committee adopt a policy whereby a significant portion of restricted stock and restricted stock units require the achievement of performance goals prior to vesting); and *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting the compensation committee to utilize performance and time based restricted share programs in lieu of stock options substantially duplicated a proposal requesting the compensation committee to replace the current system of compensation for executives with a commonsense executive compensation program including limiting the CEO's salary, annual bonus, long-term equity grants, and severance arrangements). In each of the above cited No-Action Letters, the terms and breadth of the proposals differed but the principal thrust and focus of the proposals were substantially duplicative.

Likewise, even if the terms and breadth of the Proposal and the Prior Proposal could be viewed as different in any significant way (which we do not believe is the case), the

Proposal's principal thrust and focus are substantially similar to those of the Prior Proposal. For example, the Proposal contains the following as part of its supporting statement:

> As long-term shareholders of Ford Motor, we support transparency and accountability in corporate spending on political activities . . . The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets.

(see Exhibit 1). Included in the Prior Proposal's section entitled "REASONS" is the following supporting statement:

> This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent.

(see Exhibit 2). Each of the Proposal and the Prior Proposal requests the Company to publish a detailed report of the direct and indirect political contributions made by the Company. Clearly, the principal thrust and focus of the proposals are substantially similar.

Additionally, shareholders will likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. Shareholders will rightfully ask what substantive differences exist between the Proposal and the Prior Proposal. Both request the Company to issue reports regarding substantially the same subject matter containing, for the most part, very similar information. According to the line of No-Action Letters referred to above, the test is not whether the proposals request identical action, but rather whether the focus and thrust of the proposals are substantially duplicative. Clearly, in this instance, not only are the thrust and focus of the proposals substantially similar; namely, that a report be produced on the Company's political spending, but the specifics requested by each proposal are substantially similar as well. This is precisely the type of shareholder confusion that Rule 14a-8(i)(11) was intended to eliminate. Consequently, the Company respectfully requests the concurrence of the Staff that the Proposal may be omitted from the Company's 2011 Proxy Materials pursuant to Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2011 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2011 Proxy Materials is respectfully requested.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Ms. Shelley Alpern (via Federal Express)


TRILLIUM
ASSET MANAGEMENT

To: Peter Sherry, Associate General Counsel and Corporate Secretary	From:	Catherine Pargeter
Tel:	Tel:	617.532.6873
Fax: 313-248-6713	Fax:	617 482 6179
Re: Shareholder Resolution	Date:	December 1, 2010

3 pages, inclusive.


TRILLIUM ASSET MANAGEMENT
Investing for a Better World Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

December 1, 2010

Peter Sherry
Associate General Counsel and Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

Via Facsimile: 313-248-8713

Dear Mr. Sherry:

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1 billion for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Ford Motor Company on behalf of our client Michael Lazarus. Trillium submits this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Mr. Lazarus holds more than $2,000 of Ford Motor Company common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2011 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Ford Motor Company about the contents of our proposal.

Please direct any communications to me at Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com. I can be reached by phone at (617) 292-8026 ext. 248.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Cc: Alan Mulally, President and Chief Executive Officer

Enclosures



Resolved, that the shareholders of Ford Motor ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

- As long-term shareholders of Ford Motor, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

  Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Ford Motor contributed at least $1,921,037 in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

November 30, 2010

Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Ford Motor Company.

I am the beneficial owner of more than $2,000 worth of common stock in Ford Motor Company that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2011.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Michael Lazarus

c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 7, 2010

Shelley Alpern, Vice President
Trinity Asset Management
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
Telephone: 617-423-6655

Subject: Shareholder Proposal for 2011 Annual Meeting

Dear Ms. Alpern:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your facsimile transmission dated December 1, 2010. The cover letter requests that the proposal relating to the Company reporting on its policies and procedures for political contributions and expenditures (the "Proposal") be included in the Company's proxy materials for the 2011 Annual Meeting of Shareholders. You also state that you represent Mr. Michael Lazarus, the proponent of the Proposal.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that Mr. Lazarus satisfies the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that Mr. Lazarus is the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that Mr. Lazarus has been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, he may demonstrate his eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Enclosure

cc: Peter J. Sherry, Jr.

holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals; provided, however, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)(1) The requesting security holder shall have the options set forth in paragraph (a)(2) of this section, and the registrant shall have corresponding obligations, if the registrant or general partner or sponsor is soliciting or intends to solicit with respect to:

(i) A proposal that is subject to §240.14a-6(a)(1)(i);

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves an entity with securities registered pursuant to Section 12 of the Act; or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act; or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may

permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report to Security Holders.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report to security holders referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.



Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

December 15, 2010

Via Fax–312 248-1988 FedEx

Jerome. F. Zaremba
General Counsel
Ford Motor Company
One American Road
Dearborn, MI 48126
Re: Request for verification

Dear Jerome Zaremba:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Michael Lazarus as well as the custodial letter from Charles Schwab Advisor Services.

Please contact me if you have any questions at (617) 292-8026 ext. 248; Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

Sincerely,



Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation



charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810
Tel (407) 806-6522

December 14, 2010

Re: Michael Lazarus/Individual Account OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 600 shares of common stock Ford Motor Company. These 600 shares have been held in this account continuously for one year prior to December 1, 2010.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,



Darrell Pass
Director

Exhibit 2

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

June 17,2010

(202) 737-7755 OR

Bill Ford, Chairman
[redacted]
FORD
Dearborn, Mich. FAX 313-594-1593

Dear Bill:

This is a formal notice to the management of FORD that Mrs. Evelyn Y. Davis, who is the owner of 2000 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2011 . I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. Bill:Please acknowledge receipt of this resolution YOURSELF. We had a GREAT annual meeting.